Exhibit 99.1

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual Meeting of holders of trust units ("Unitholders") of Penn West Energy Trust (the "Trust") held June 8, 2010 (the "Meeting"), the following sets forth a brief description of each matter that was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution appointing KPMG LLP, Chartered Accountants, as auditors of the Trust	Resolution approved
2.
Ordinary resolution appointing the following 12 nominees to serve as directors of Penn West Petroleum Ltd., the administrator of the Trust:
James E. Allard
William E. Andrew
Robert G. Brawn
George H. Brookman
John A. Brussa
Daryl Gilbert
Shirley A. McClellan
Murray R. Nunns
Frank Potter
R. Gregory Rich
Jack Schanck
James C. Smith
Resolution approved

Dated at Calgary, Alberta this 8th day of June, 2010.

PENN WEST ENERGY TRUST,
by its administrator,
PENN WEST PETROLEUM LTD.

Per: __/s/ Sherry A. Wendt____
Sherry A. Wendt
Corporate Secretary